Oncolytics Biotech® Announces Voting Results from
the Annual General Meeting of Shareholders

CALGARY, AB, SAN DIEGO, CA, May 3, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced the voting results from its Annual General Meeting of Shareholders held on Thursday May 2nd, 2019. A total of 46.21% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the following six nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Deborah Brown	2,133,684	87.21%	312,958	12.79%
Matt Coffey	2,177,071	88.98%	269,571	11.02%
Angela Holtham	2,162,432	88.38%	284,210	11.62%
Wayne Pisano	2,126,840	86.93%	319,802	13.07%
William G. Rice	2,120,389	86.67%	326,253	13.33%
Bernd R. Seizinger	2,161,321	88.34%	285,321	11.66%

In addition to the election of all nominees listed as directors in the management information circular, dated March 7, 2019, Oncolytics shareholders approved all other resolutions placed before the meeting. These included fixing the number of directors of the Corporation for the ensuing year at six and appointing auditors for the Corporation for the ensuing year.

Mark Lievonen, at the request of the of the board and senior management, has served beyond the mandated term limit of 12 years and did not stand for re-election. Mr. Lievonen will continue as a consultant to Oncolytics Biotech’s senior management team and the Board of Directors.

For more details on the matters covered at the annual meeting please refer to the Corporation's management information circular available on SEDAR at www.sedar.com. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com